                               KCPL AND UTILICORP



           UtiliCorp United Inc. and Kansas City Power & Light Company

                              A GUIDE TO THE MERGER

               Inside Front Cover:  KCPL/UtiliCorp Operations map

CONTENTS


          Letter to Shareholders                       2
          The Merger in Brief                          4
          Benefits of the Merger                       6
          The New Company                              7
          Financial Perspectives                       8
          Background on KCPL                           10
          Background on UtiliCorp                      11
          Operating Perspectives                       12
          Questions and Answers                        14


This Fact Book does not purport to be complete, and is qualified in its entirety by reference to the more detailed information appearing in the Joint Proxy Statement and Prospectus of Kansas City Power & Light Company and UtiliCorp United (including the Annexes thereto) which accompanies this Fact Book. In addition, some statements may represent the opinions of management. Shareholders are urged to read the Joint Proxy Statement and Prospectus and Annexes in their entirety.

[Photos of Drue Jennings and Richard C. Green, Jr]


                             LETTER TO SHAREHOLDERS


Dear Shareholders:

The merger of Kansas City Power & Light Company and UtiliCorp United will create a diversified energy company with total assets of more than $6.8 billion and more than 2.5 million customers in domestic and international markets. More importantly, we believe this $3 billion transaction will build shareholder value, grow our customer markets, and enable us to offer additional energy-related services. We expect the merger to have a positive impact on earnings and to create greater opportunities for dividend growth for shareholders.

Our agreement to merge our two companies was driven by a joint vision that sees our industry in a far different way than we have in the past in order to take full advantage of an increasingly competitive and deregulated marketplace. We believe that blending our strengths will define the successful energy services provider of the future and create a company that is market-driven and focused on the needs of our customers.

After careful deliberation, your boards of directors determined this merger is in the best interests of you, our shareholders. We believe it is the perfect fit for both our companies in today's marketplace.

We believe this merger will drive greater growth and create more value than we could achieve as separate companies. What makes this combination so powerful is the complementary strengths and attributes of UtiliCorp and KCPL. It is expected that this strategic merger will blend the best of two worlds: a conservatively managed, well-capitalized financial position coupled with an aggressive strategy and potential for domestic and international growth. We anticipate the combined company will have marketing and entrepreneurial skills that are rare in this industry, backed by the financial and operational muscle to take full advantage of those skills.

Over the next 10 years, we expect to realize substantial benefits and cost efficiencies through such actions as combining utility operations and business processes, sharing facilities, eliminating duplicate systems, avoiding or delaying capital outlays and combining the two workforces. Everyone with a stake in our two companies should gain from this combination. We expect shareholders to receive the benefits of owning a new company with accelerated growth prospects. Customers will have a greater choice of energy-related products and services. And employees will be part of an enterprise with an enhanced ability to compete on a larger and more dynamic playing field.

The merger is subject to certain regulatory approvals and to the approval of UtiliCorp and KCPL shareholders. Both UtiliCorp and KCPL shareholders will vote at their respective annual meetings to be held May 22, 1996. We anticipate that the transaction will be completed in the second quarter of 1997.

Together, we believe we will be a far more effective domestic and global competitor. Our companies combine expertise in the generation and delivery of electricity with leadership in marketing natural gas. We both are involved in developing new technologies. KCPL's China initiative fits well with UtiliCorp's presence in the Pacific Rim and elsewhere. And, equally important, our employee teams share a work ethic and dedication to excellence that ensure future success.

We are confident you will share in our enthusiasm for the merger, and we urge you to read this book carefully and to return your proxy card with a vote in favor of the merger.



Signatures of
Drue Jennings
CHAIRMAN AND PRESIDENT
KANSAS CITY POWER & LIGHT COMPANY
AND
Richard C. Green, Jr.
CHAIRMAN AND CEO
UTILICORP UNITED

                               THE MERGER IN BRIEF


COMPETITIVE ENVIRONMENT

UtiliCorp United and Kansas City Power & Light Company share the view that the energy industry has entered an era of inevitable, accelerating change that will have a significant impact on the future competitive position of utilities and their ability to maintain and increase earnings. The industry is being transformed by technological advances, consumer demand and legislative and regulatory reforms which are leading to greater competition in an industry of statutory monopolies.

Both KCPL and UtiliCorp believe that these forces are leading to fundamental changes in the nature of energy-related businesses. As a result, public utility companies are facing increased business risks, are limited in their ability to grow earnings through rate base increases and are therefore pursuing opportunities to create new avenues for earnings growth in non-regulated energy-related businesses and in businesses complementary to the traditional utility business.

Utilities confronting intensified competition are also seeking opportunities to create efficiencies and control future costs through consolidation. Premiums will be placed on efficiency and the ability to respond to the needs of the market.


TERMS OF THE MERGER

The transaction has been unanimously approved by the boards of directors of UtiliCorp United and Kansas City Power & Light Company by the vote of those directors present. Under the terms of the merger agreement, both KCPL and UtiliCorp will be merged into a new corporation.

The agreement calls for shareholders of KCPL to receive one share of stock in the new company for each share of KCPL common stock owned. Holders of UtiliCorp common stock will receive 1.096 shares of stock in the new company for each common share of UtiliCorp owned. Shares of common stock in the combined company will be issued in exchange for common stock certificates of the respective companies following completion of the merger, which is expected in the second quarter of 1997. Shareholders will receive information about making the exchange after the merger is final, and should continue to hold their stock certificates until notified. The merger is expected to be tax-free for shareholders of both UtiliCorp and KCPL.

With respect to preferred stock, KCPL will redeem all outstanding shares prior to the closing of the merger. Each share of UtiliCorp preference stock will be converted into a substantially similar share of the new company's preferred stock if the closing occurs before March 1, 1997. If the closing occurs on or after March 1, 1997, UtiliCorp will redeem all outstanding shares of its preference stock prior to the closing.

                               THE MERGER IN BRIEF


COST SAVINGS

The combination of UtiliCorp and KCPL will create cost savings of approximately $600 million to be achieved over a 10-year period, through greater operating and administrative efficiencies, combined purchasing and deferral or elimination of capital expenditures.

For example, coordination of the dispatch of generation units and transmission facilities will result in more efficient resource utilization and enable us to provide continued low cost energy to customers. Corporate and administrative expenses will be reduced through combining staff functions and through savings in areas such as insurance, regulatory costs, and audit and consulting fees. By coordinating purchases of products including fuel, electric energy and natural gas, we will achieve economies of scale and be better able to manage inventories and reduce costs. The merger will also allow UtiliCorp and KCPL to reduce capital investments they would have to make as separate entities, including the deferral or elimination of planned peaking capacity and deferral of planned base-load capacity in the early 2000s.


DIVIDEND GROWTH

Both KCPL and UtiliCorp have a history of consistent dividend growth, and we expect that to continue during the merger process. The board of directors of the new company will determine the dividend policy for the merged company, based on such factors as earnings, financial condition and capital requirements. Although it is premature to commit, it is the current intention of KCPL and UtiliCorp to maintain initial dividends of the combined company which will be at least in the range of those currently being paid. We believe the opportunities for future dividend growth will be greater as a merged company than as two separate entities, although there can be no assurance of the amount of the dividend.

                             BENEFITS OF THE MERGER


BENEFITS OF THE MERGER

SHAREHOLDER

We believe that the merger of UtiliCorp and KCPL offers significant strategic and financial benefits that will translate into increased cash flows and earnings, improved dividend security and growth potential, and enhanced shareholder value:

 >   Greater access to potential new customers and new markets.
 > Reduced administrative costs through combining staff functions and savings in areas such as regulatory costs and audit and consulting fees.
 >   Cost savings estimated at  approximately $600 million over a 10-year period.
 >   Increased ability to diversify into non-regulated areas.
 > Greater efficiency by coordinating the dispatch of generation and transmission units.
 > Lower purchased costs for items such as fuel, electric energy and natural gas through economies of scale and increased bargaining strength.
 >   Lower generating reserve requirements.
 >   Reduced peak demand through shared expertise in demand management.
 > Deferral or elimination of capital investments in additional peaking capacity and other areas.
 > Greater coordination of operations and maintenance activities, and streamlining of inventories.
 > Strengthened management resources and ability to select leadership from a more diverse talent pool.
 > Increased size and stability, resulting in enhanced access to capital markets.

Employees, customers and the communities in which we do business will also realize significant benefits from the merging of KCPL and UtiliCorp:

EMPLOYEES

 > Increased opportunities as part of a stronger, growth-oriented company with a stable or growing employee base.
 > Broader career choices as part of a more diversified organization with greater geographic reach.
 > Affiliation with an internationally recognized, world-class energy services company.

CUSTOMERS

 >   Access to reliable, low-cost, high-quality energy solutions.
 >   Broader array of products and services.
 >   Lower rates than otherwise possible.

COMMUNITY

 > A stronger voice in national policy debates on issues affecting the communities UtiliCorp and KCPL now serve.
 > Greater ability to attract business and stimulate economic growth in the areas served.
 > Enhanced resources for philanthropic, volunteer and economic development efforts.

                                 THE NEW COMPANY


MANAGEMENT

Upon completion of the transaction, Kansas City Power & Light Company Chairman and President Drue Jennings will become chairman of the new company, and Richard
C. Green, Jr., chairman and chief executive officer of UtiliCorp United, will become vice chairman and chief executive officer. Robert K. Green will be president of the new company and Marcus Jackson will serve as executive vice president and chief operating officer. Robert K. Green is currently president of UtiliCorp and Mr. Jackson is senior vice president and chief operating officer of KCPL.


CHAIRMAN

Drue Jennings was elected KCPL's chief executive officer in 1988 and chairman of the board of directors in 1991. Mr. Jennings joined the legal staff of KCPL in 1974 and rose steadily to become president in 1987. Under his direction, KCPL became a recognized leader in fuel procurement and plant technology. Today, the company is considered one of the best managed and financially strongest utilities in the Midwest with annual revenues of $886 million and more than 430,000 utility customers in western Missouri and eastern Kansas. Mr. Jennings received a B.S. in education from the University of Kansas and a J.D. from the University of Kansas School of Law.


VICE CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Richard C. Green, Jr. was elected chief executive officer of UtiliCorp in 1983 and chairman of the board of directors in 1989. Mr. Green began his active association with the company's predecessor, Missouri Public Service, in 1976, and he gained experience in a variety of operating and staff positions involving plant supervision, legal, finance and treasury functions. President and chief executive officer in 1985, when UtiliCorp was formed as the new parent company, Mr. Green directed the company's transformation over the following decade from a Midwest-focused electric and natural gas utility with revenues of $243 million to today's highly diversified energy company with revenues of $2.8 billion, and operations across the United States and in Canada, the United Kingdom, New Zealand, Australia and Jamaica. Mr. Green is a graduate of Southern Methodist University with a degree in business administration.

BOARD OF DIRECTORS

The new board will have 18 members, nine of whom will be designated by KCPL and nine of whom will be designated by UtiliCorp. It is anticipated that the current directors of KCPL and UtiliCorp at the time of the merger will be the initial directors of the combined company.


HEADQUARTERS

The new company's principal offices will be in Kansas City, Missouri. The exact headquarters site has not been determined. Office facilities will be combined where possible to achieve savings and efficiencies.

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                             FINANCIAL PERSPECTIVES



KCPL Fact Book Charts
Page 8

Financial Overview
For Year Ended December 31, 1995
($ in millions)

Revenues
Utilicorp 2,798.5
KCPL 886.0
Combined 3,684.5

Operating Income (Before Income Taxes)
Utilicorp 225.1
KCPL 244.1
Combined 469.2

Total Assets (As of 12/31/95)
Utilicorp 3,885.9
KCPL 2,882.5
Combined 6,768.4

Capitalization Summary
As of December 31, 1995
(%)
Utilicorp
100%
Common stock: 39.0
Preferred stock: 5.2
Debt: 55.8

KCPL
100%
Common stock: 49.2
Preferred stock: 5.0
Debt: 45.8

Combined
100%
Common stock: 43.4
Preferred stock: 5.1
Debt: 51.5

Industry Average*
100%
Common stock: 47.0
Preferred stock: 5.5
Debt: 47.5
*Source: Value Line
**(Exclusive short-term debt and current maturities)


Earnings Available for Common Shares
For Year Ended December 31, 1995
($ in millions)
Utilicorp 77.7
KCPL 118.6
Combined 196.3


8

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KCPL Fact Book Charts
Page 9

Revenues by Segment
For Year Ended December 31, 1995
($ in millions)

Utilicorp-Total $2,798.5
Electric $577.7
Gas $616.8
Energy Related and Other $1,604.0

KCPL-Total $886.0
Electric $886.0

Combined-Total $3,684.5
Electric $1,463.7
Gas $616.8
Energy Related and Other $1,604.0

Operating Income by Segment (Before Income Taxes)
For Year Ended December 31, 1995
($ in millions)

Utilicorp-Total $225.1
Electric $127.4
Gas $68.3
Energy Related and Other $29.4

KCPL-Total $244.1
Electric $244.1

Combined-Total $469.2
Electric $371.5
Gas $68.3
Energy Related and Other $29.4

                               BACKGROUND ON KCPL

KCPL IN BRIEF

Kansas City Power & Light Company is a powerful player in the competitive energy marketplace and a low-cost producer and leader in fuel procurement and plant technology. The corporate successor to one of the world's first electric companies, KCPL provides electric power to a vibrant, growing and diversified service territory encompassing metropolitan Kansas City and parts of Kansas and Missouri.

Headquartered in downtown Kansas City, Missouri, KCPL generates and distributes electricity to more than 430,000 customers in a 4,700 square-mile area located in 23 counties in western Missouri and eastern Kansas. Included in a diverse customer base are about 379,000 residences, 50,000 commercial firms and 3,000 industrials, municipalities and other electric utilities. About two-thirds of the total retail kilowatt-hour sales and revenue are from Missouri customers and the remainder from Kansas customers. KCPL owns a 47 percent stake in the Wolf Creek nuclear plant, one of the lowest cost and most efficient nuclear facilities in the country.

KCPL became one of the first utilities in the nation to announce a significant customer guarantee program and the company is dedicated to delivering innovative information services to its customers. To that end, KCPL has partnered with CellNet Data Systems, Inc., which supplies flexible, low-cost wireless network services to the utility industry. The CellNet service will ultimately permit KCPL to offer to its customers: demand metering; time-of-use consumption discounts; load profiles; outage reporting and convenient connect and disconnect services. KCPL believes that increased information and customer service options enhance its strategic position in an increasingly competitive environment.

In 1992, the company formed KLT Inc., a wholly owned subsidiary which pursues opportunities in unregulated, energy-related businesses. KLT Inc.'s subsidiaries include: KLT Power, targeting independent power projects in both domestic and international markets; KLT Energy Services, devoted to energy management services for large and small businesses; KLT Gas, focused on oil and gas reserve exploration and production; KLT Telecom, concentrated on niche markets in the telecommunications field; KLT Investments, a passive investor in affordable housing limited partnerships throughout the United States; and KLT Investments II, which invests in community economic development and energy-related opportunities.

KLT Power has partnered with Black & Veatch to develop, construct and be a part owner in a new power plant at the Iatan Generating Station in Platte County, Missouri. The new plant, which should be completed in 2001, will be adjacent to the one currently operated by KCPL and will create economies of scale and other synergies. The plant will have several co-owners, including an exempt wholesale generator affiliate of KLT Power and Black & Veatch. KLT Power has also joined forces with CSW Energy, Inc. and KVA Resources Inc. to develop and market power products and services in the Pacific Northwest.

In July 1995, KLT Power International funded its first overseas investment: two diesel electric generating stations in southern China. The investment will allow KLT Power International access to the significant growth potential of the China market.


10

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                             BACKGROUND ON UTILICORP


UTILICORP IN BRIEF

UtiliCorp United is an international, growth-oriented energy and services company based in Kansas City, Missouri. Since being formed in 1985 from Missouri Public Service Company, UtiliCorp has grown through regulated utility acquisitions totaling approximately $1 billion. Over the same period, the company has also spent more than $1 billion on non-regulated energy acquisitions and investments.

UtiliCorp today has a strong national presence as a provider of competitive and innovative energy solutions, and a growing presence in the international arena. The company has approximately 1.7 million electric and gas utility customers in eight states, one Canadian province and Australia. It also owns interests in two electric utilities, which serve approximately 300,000 customers in New Zealand, and markets natural gas to wholesale and industrial customers in the United Kingdom through joint ventures with British regional electric companies.

UtiliCorp serves electric and gas utility customers in the states of Missouri, Kansas, Iowa, Nebraska, Colorado, Michigan, Minnesota and West Virginia through Missouri Public Service, Kansas Public Service, Peoples Natural Gas, WestPlains Energy, Northern Minnesota Utilities, Michigan Gas Utilities, and West Virginia Power. Customers in British Columbia are served through West Kootenay Power, a Canadian subsidiary.

In May 1995, UtiliCorp launched EnergyOne-SM-, the first nationally branded line of products and services for electric and gas utility customers. The EnergyOne portfolio of value-added services and tailored energy solutions is playing a key role in establishing UtiliCorp as America's first truly national utility company.

Through its Aquila Energy subsidiary, UtiliCorp has marketed natural gas to industrial and wholesale customers in nearly all of the contiguous 48 states as well as part of Canada and Mexico. Aquila also has operations in gas gathering, transportation and processing. In 1993, Aquila sold 18 percent of its Aquila Gas Pipeline Corporation subsidiary (NYSE:AQP) to the public. In 1995, the new Aquila Power subsidiary began to market electricity to large volume wholesale customers, one of the first utility affiliates authorized to launch this new type of business.

UtiliCorp's UtilCo Group subsidiary owns interests in 17 operating independent power projects in seven states, with aggregate capacity of 873 megawatts.
This includes a 60 MW generating project currently being constructed in Kingston, Jamaica, in which UtilCo obtained a 22 percent equity interest in late 1994.

In September 1995, a three-company consortium led by UtiliCorp purchased United Energy, the first electric distribution utility to be privatized in Australia, for $1.15 billion. United Energy serves more than 520,000 customers in parts of metropolitan Melbourne. UtiliCorp holds a 49.9 percent interest and manages the company.




                                                                              11

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                             OPERATING PERSPECTIVES


KCPL Fact Book
Page 12

Gas Sales by Customer Class
For Year Ended December 31, 1995
(in millions of cubic feet)

Combined-Total 306,585
Residential 76,461
Commercial 37,282
Industrial 12,901
Transportation 178,114
Other 1,827

Mwh Sales by Customer Class
For Year Ended December 31, 1995
Combined-Total 26,987,967
Residential 7,558,106
Commercial 8,098,099
Industrial 4,501,251
Wholesale, Other and Transportation 6,830,511

Combined Customers by Class
For Year Ended December 31, 1995
Combined-Total 1,661,427*
Residential 1,465,589
Commercial 181,493
Industrial 6,791
Wholesale and Other 7,554
*Excludes 527,000 Australian Customers


12

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KCPL Fact Book
Page 13

Combined Net Utility Plant In Service*
For Year Ended December 31, 1995
($ in millions)
Combined-Total $3,934,000
Electric Distribution $1,229
Non-Nuclear Generation $703
Nuclear $1,007
Electric Transmission $323
Gas Operations $672
*Excludes construction work in progress of $120 million and nuclear fuel net of $55 million

Combined Electric Generation
Combined Fuel Mix
For Year Ended December 31, 1995
(Based on net megawatt-hour generation)
Combined-Fuel
Coal 69%
Nuclear 21%
Gas 4%
Hydro 6%

Delivered Coal Cost vs. Region
(in cents per MMBTU)
Cost Comparison of Neighboring Utilities



                                    1989      1990      1991      1992      1993      1994      1995

Utilicorp                         160.28    162.28    148.22    133.69    114.58    101.60    102.45
KCPL                               99.60     99.44     97.73     91.50     84.88     84.36     80.16
West South Central (a)            147.47    148.80    150.83    147.61    145.82    135.70    136.12
West North Central (b)            114.27    113.27    112.19    110.18    101.24     98.57     96.66
National Average                  144.58    145.37    144.72    141.40    138.70    135.69    132.42


*Nine months ended September 30, 1995
(a)  Includes utilities located in Arkansas, Louisiana, Oklahoma, Texas
(b) Includes utilities located in Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, South Dakota
Source: Resource Data International, [cant read the rest of line]

                              QUESTIONS AND ANSWERS


Why are the companies merging?

The energy industry is being transformed by technological advances, consumer demand and regulatory reforms that are creating a more competitive marketplace. We believe that this is absolutely the right time to create a new kind of energy services company that will be well-positioned for this increasingly competitive environment. We expect this combination will increase our growth opportunities and our ability to extend market reach and grow market share.


How will this merger benefit shareholders?

The merger creates a unique consumer-focused energy company with the growth characteristics of a diversified energy services provider, complemented by the operating and financial strengths of its core utility business. Shareholders will own a company that we anticipate will grow faster than either company could alone, thereby providing greater opportunities for earnings and dividend growth. In addition, we anticipate the combination of UtiliCorp and KCPL will create cost savings of approximately $600 million over a ten-year period.


Who has to approve the merger?

The merger has been approved by the boards of directors of both UtiliCorp and KCPL. Shareholders of both companies will vote on approval of the merger at their respective annual meetings on May 22, 1996. The merger also must be approved by various regulatory authorities, including utility regulatory commissions of seven states and the Canadian province of British Columbia, the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission.


When will the merger be completed?

We expect to complete the transaction in the second quarter of 1997.


Why is this a stock transaction?

The exchange of UtiliCorp and KCPL common shares into stock in the new combined company reflects that this truly is a merger of equals. The transaction will be accounted for by the pooling of interests method and is expected to be tax-free for shareholders of both companies.


How did you determine the exchange ratios for stock in the combined company?

This is a merger of equals, with the exchange ratio having been determined after a thorough study and analysis by KCPL's and UtiliCorp's respective financial advisors. They determined that the respective exchange ratios are fair, from a financial point of view, to the respective shareholders of each company.

Will shareholders be issued new stock certificates?

Yes. Shares of common stock in the combined company will be issued in exchange for common stock certificates of both companies following completion of the merger. Shareholders will receive information about making the exchange after the merger is final, and should continue to hold their stock certificates until notified.


What is the projected dividend rate for the combined company?

Both UtiliCorp and KCPL have a history of consistent dividend growth, and we expect that to continue during the merger process. Subsequent dividend policy will be developed by the board of directors of the new company, based on such factors as earnings, financial condition and capital requirements. Although it is premature to commit, it is the current intention of KCPL and UtiliCorp to maintain initial dividends of the combined company which will be at least in the range of those currently being paid.

What will happen to KCPL's ownership of the Wolf Creek nuclear facility?

The new company will continue to own 47 percent of the Wolf Creek nuclear plant. Wolf Creek has consistently ranked as one of the lowest cost and top performing nuclear facilities in the country.


What will be the makeup of the board of directors of the new company, and who will the officers be?

The new board will have 18 members, nine of whom will be designated by KCPL and nine of whom will be designated by UtiliCorp. It is anticipated that the current directors of KCPL and UtiliCorp at the time of the merger will be the initial directors of the combined company.

Upon completion of the transaction, KCPL Chairman and President Drue Jennings will become chairman of the new company and Richard C. Green, Jr., chairman and chief executive officer of UtiliCorp United, will become vice chairman and chief executive officer. Robert K. Green, currently president of UtiliCorp, will be president of the combined company, and Marcus Jackson, senior vice president and chief operating officer of KCPL, will serve as executive vice president and chief operating officer of the new company.


Where will the corporate offices be located?  Will they be combined?

The corporation will remain headquartered in Kansas City, and office facilities will be combined where possible to achieve savings and efficiencies. The exact headquarters site has not been determined.

                                                           QUESTIONS AND ANSWERS


What are the estimated dollar savings that will result from combining operations?

Current estimates have identified approximately $600 million in savings to be realized over the next 10 years. Cost savings will be achieved through greater operating and administrative efficiencies, combined purchasing and deferral or elimination of capital expenditures.


How much of the projected savings is related to reductions in employment levels?

Any necessary workforce reductions will be accomplished primarily through restrictions on new hiring, normal attrition and voluntary early retirement. Given our aggressive growth strategy, employees will have access to broader opportunities in a company with wide market and geographic reach.


How much of the projected cost savings will flow to customers and how much to KCPL and UtiliCorp shareholders?

It is our intention that customers and shareholders will both benefit from the cost savings as well as from the greater opportunities for growth of the combined company. The allocation of the benefits between customers and shareholders will be determined through the regulatory process.


What will happen to electric rates as the result of the merger?

The operating cost savings resulting from the merger will allow the combined company to hold future prices below what would otherwise be necessary for their individual utilities. Therefore, customers of KCPL and UtiliCorp will continue to benefit from cost advantages. We are seeking 2 percent electric rate reductions in Kansas and Missouri.


What effect will the merger have on community and economic development efforts of UtiliCorp and KCPL?

We believe the combined company will be a stronger partner in the economic development efforts of the communities KCPL and UtiliCorp now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued with the enhanced resources of the combined entity. Moreover, a larger customer base will give the new company a stronger voice in national policy debates on issues affecting their service areas.

COMPANY CONTACTS


KCPL                                         UTILICORP
Investor/Financial Information               Investor/Financial Information
David Myers                                  Ellen Fairchild
816-556-2312                                 816-467-3506

Shareholder Inquiries                        Shareholder Inquiries
1-800-245-5275                               1-800-487-6661

General Information                          General Information
Phyllis Desbien                              Sally McElwreath
816-556-2903                                 816-467-3596

Pam Levetzow                                 Jerry Cosley
816-556-2926                                 816-467-3677

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                               KCPL AND UTILICORP